UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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05035543

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40058

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/01/03 (MM/DD/YY) AND ENDING 11/30/04 (MM/DD/YY)

SECURITIES AND EXCHANGE COMMISSION RECEIVED JAN 31 2005 DIVISION OF MARKET REGULATION

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Institutional Direct Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

383 Madison Avenue
(No. and Street)

New York (City) New York (State) 10179 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Walter M. Steppacher (212) 272-2000
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center (Address) New York (City) New York (State) 10281-1414 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 10 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (06-02)

INSTITUTIONAL DIRECT INC.
(SEC I.D. No. 8-40058)

Statement of Financial Condition
and Independent Auditors' Report
and Supplemental Report on Internal Control
November 30, 2004

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Institutional Direct Inc.:

We have audited the accompanying statement of financial condition of Institutional Direct Inc. (the "Company") as of November 30, 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Institutional Direct Inc. at November 30, 2004, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

January 26, 2005

INSTITUTIONAL DIRECT INC.

STATEMENT OF FINANCIAL CONDITION
NOVEMBER 30, 2004

ASSETS

Investment in money market fund	$ 12,779,148
Commissions receivable	218,222
Other assets	29,655
TOTAL ASSETS	$ 13,027,025

LIABILITIES AND STOCKHOLDER'S EQUITY

Payable to Ultimate Parent	$ 2,079,755
Accrued expenses and other liabilities	194,483
Total liabilities	2,274,238
Common stock, no par value; 200 shares authorized and outstanding	10,250,000
Retained earnings	502,787
Total stockholder's equity	10,752,787
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 13,027,025

See accompanying notes.

INSTITUTIONAL DIRECT INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION
NOVEMBER 30, 2004

1. ORGANIZATION

Institutional Direct Inc. (the "Company") is a New York Corporation and a wholly owned subsidiary of Bear, Stearns & Co. Inc. (the "Parent"). Its ultimate parent is The Bear Stearns Companies Inc. (the "Ultimate Parent"). For purposes of this report, an "affiliate" is defined as the Ultimate Parent or a direct or indirect subsidiary of the Ultimate Parent. The Company is a registered broker-dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934 and clears its transactions through an affiliate, Bear, Stearns Securities Corp. ("BSSC" or the "Clearing Broker").

The Company acts as a direct access broker on the floor of The New York Stock Exchange, Inc. ("NYSE") by executing and servicing orders from broker-dealer organizations and from non-broker-dealer customers. As of November 30, 2004, the Company provides such access to approximately one hundred and ten clients for which the Company earns commission revenues.

The Company also provides soft dollar arrangements permitting certain customers to allocate a portion of their commission to pay for market data, other information and research products provided by third parties. The cost to the Company is the soft dollar component of commission revenues received by the Company. The payables relating to research expense are transferred to the Parent, which provides operating and recordkeeping services for the Company's soft dollar clients.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The Statement of Financial Condition is prepared in conformity with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions, including those regarding accrued expenses and other liabilities, that affect the amounts reported in the Statement of Financial Condition and accompanying notes. Actual results could differ materially from these estimates.

Commissions - Commission revenues and related expenses are recorded on a trade date basis.

Dividends - Dividend income is recorded on an accrual basis.

Exchange Memberships - The Company leases NYSE memberships generally under one year operating leases from related parties and unaffiliated third parties. The leases are renewed automatically unless written notice stating otherwise is provided at least thirty days prior to the expiration of the lease term. At November 30, 2004, the Company leases six NYSE memberships, two of which are with a related party.

Income Taxes - The Company is included in the consolidated federal income tax return of the Ultimate Parent. Pursuant to an agreement with the Ultimate Parent which allows for current treatment of all temporary differences, the Company treats such differences as currently deductible and includes the tax effect on such differences in the intercompany payable to the Ultimate Parent.

Cash and cash equivalents - The Company has defined cash equivalents as liquid investments not held for sale in the ordinary course of business with original maturities of three months or less.

New Accounting Pronouncements - In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 123 (R), *"Share-Based Payment,"* ("SFAS No. 123 (R)"). SFAS No. 123 (R) is a revision of FASB Statement No. 123, *"Accounting for Stock-Based Compensation."* This statement supersedes Accounting Principles Board ("APB") Opinion No. 25, *"Accounting for Stock Issued to Employees"* and amends FASB Statement No. 95, *"Statement of Cash Flows."* SFAS No. 123 (R) eliminates the ability to account for share-based compensation transactions using APB Opinion No. 25 and requires all share-based payments to employees, including grants of employee stock options, to be recognized in the Statement of Financial Condition using a fair-value-based method. SFAS No. 123 (R) is effective for public companies as of the beginning of the first interim period that begins after June 15, 2005. The impact of SFAS No. 123 (R) on the Company's Statement of Financial Condition is currently being evaluated.

3. EMPLOYEE BENEFIT AND STOCK COMPENSATION PLANS

The Parent provides the Company with operations, management and administrative personnel. Certain employees of the Parent participate in the Ultimate Parent's employee benefit and stock compensation plans. These plans include a qualified non-contributory profit sharing plan covering substantially all employees and equity-based compensation plans which provide for grants of restricted stock units and stock options. Applicable costs are allocated to the Company.

4. RELATED PARTY ACTIVITIES

Commissions - At November 30, 2004, the Company's direct access activities with its Parent and BSSC have resulted in a receivable of approximately $10,500 included within commissions receivable.

Interest - All of the Company's payable and receivable balances with the Parent and BSSC are settled with the Ultimate Parent. Interest rates on such balances are generally based on the federal funds rate.

Operating Expenses - Pursuant to an operating agreement, the Parent charges the Company for providing it with operations, management and administrative personnel, facilities and other services. Also, BSSC serves as the custodian for the Company's money market investment.

Additionally, the Ultimate Parent and an affiliate are party to a written agreement with respect to an office tower at 383 Madison Avenue, New York City ("383 Madison"), which was developed and built as the Ultimate Parent's worldwide headquarters. The Company has an agreement, for which no costs are assigned, permitting occupancy of 383 Madison.

5. REGULATORY REQUIREMENTS

The Company is a registered broker-dealer with the NYSE and the National Association of Securities Dealers, Inc. ("NASD") and, accordingly, is subject to the Uniform Net Capital Rule 15c3-1 (the "Net Capital Rule") under the Securities Exchange Act of 1934 and the capital rules of the NYSE and the NASD. The Company has elected to use the basic method permitted by the Net Capital Rule, which requires that the Company maintain net capital, as defined, equal to the greater of $100,000 or 6-2/3% of aggregate indebtedness. At November 30, 2004, the Company's net capital of $10,364,918 exceeded the minimum regulatory net capital requirement of $151,616 by $10,213,302. The Company had a ratio of aggregate indebtedness to net capital at November 30, 2004 of 0.22 to 1.

Proprietary accounts held at the Clearing Broker ("PAIB assets") are considered allowable assets in the net capital computation pursuant to an agreement between the Company and the Clearing Broker which requires, among other things, for the Clearing Broker to perform a computation for PAIB assets similar to the customer reserve computation set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

January 26, 2005

Institutional Direct Inc.
383 Madison Avenue
New York, New York 10179

In planning and performing our audit of the financial statements of Institutional Direct Inc. (the "Company") for the year ended November 30, 2004 (on which we issued our report dated January 26, 2005), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at November 30, 2004, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., The New York Stock Exchange, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

DELOITTE + TOUCHE LLP